Exhibit 99.1

Marine Harvest announces the pricing for its EUR 375 million convertible bond offering due 2019

Marine Harvest ASA (“Marine Harvest” or the “Company”) announces today that it has successfully priced a EUR 375 million offering of convertible bonds (the “Bonds”) with a five-year tenor.

The senior unsecured Bonds are convertible into common shares of the Company. The Bonds have an annual coupon of 0.875% payable semi-annually in arrear and a conversion premium of 35.0% over the Reference Price.

The Reference Price was set at EUR 8.7019 (based on the volume weighted average price of the Company’s common shares on the Oslo Stock Exchange between launch and pricing of NOK 72.0000 and a Fixed Exchange Rate of NOK 8.2741 per EUR 1.00).

The Bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature in 2019. Marine Harvest has the right to call the Bonds after approximately three years if the value of the Marine Harvest common shares underlying one Bond on the Oslo Stock Exchange (translated into EUR) exceeds, for a specified period of time, 130% of the principal amount of a Bond.

The Bonds will be issued under the Board’s authorization granted by the Annual General Meeting of 23 May 2013.

The Bonds are expected to be settled on or around 6 May 2014. The Bonds will not be listed on issue but Marine Harvest may decide to list the Bonds on an exchange at a later stage.

The proceeds from the Bonds will be used for general corporate purposes including refinancing of the Company’s indebtedness.

This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to subscribe for any securities of Marine Harvest.

Important Note

This press release is not being issued in or to the United States of America, Canada, Australia, Japan or in any other jurisdiction in which such distribution would be prohibited by applicable law. This press release does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States. The Bonds and the shares referred to herein will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No offering of such securities is being made in the United States.

This press release is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments who fall within Article 19(5) (“investment professionals”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (iii) are persons falling, within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Order (all such persons together being referred to as “relevant persons”). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons. In addition, if and to the extent that this press release is communicated in, or the offered securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (as amended, and together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release and the offering described herein are only addressed to and directed at persons in that member state who are “qualified investors” within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.

The Joint Bookrunners and the Co-Managers are acting for the Company and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their client, or for providing advice in relation to the proposed offer of the Bonds.

Stabilisation/FCA

In connection with the issue of the Bonds, the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) may over-allot Bonds or effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Bonds and 60 days after the date of the allotment of the Bonds. Any stabilisation action or over-allotment must be conducted by the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) in accordance with all applicable laws and rules.

Forward-looking Statements

This press release may be deemed to include forward-looking statements, such as statements that relate to the closing of the transaction, the issue price, the use of proceeds and the listing of the Bonds. Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including the risk that the transaction may not close. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

For further information, please contact:

Ivan Vindheim, CFO, Tel: +47 958 71 310

Henrik Heiberg, Finance Director, Tel: +47 21 56 20 11, Mobile: +47 917 47 724